United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Darden Restaurants, Inc.

Name of persons relying on exemption: The Shareholder Commons, Inc.

Address of persons relying on exemption: PO Box 1268, Northampton, Massachusetts 01061

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Balancing Public Health and Financial Returns:

A Rebuttal to the DARDEN Board

The Shareholder Commons urges (“TSC”) you to vote “FOR” Item 7 on the proxy (the “Proposal”), a shareholder proposal requesting that Darden Restaurants, Inc. (“DRI” or the “Company”) comply with World Health Organization (“WHO”) guidelines on antimicrobial use in food-producing animals.

TSC is a non-profit organization that addresses social and environmental issues from the perspective of shareholders who diversify their investments to optimize risk and return. More specifically, TSC addresses the conflict that often emerges between a company’s interest in maximizing its cash flows and its shareholders’ interests in optimizing overall market returns.

We support Item 7 because the Company’s current standards for antibiotic use are harmful to the economy and therefore to the returns of Darden’s diversified shareholders.

A.	The Proposal

Darden is the largest restaurant operator in the U.S. full-service space; its policies thus have tremendous influence on the market as a whole. The Proposal requests that the Company comply with expert guidelines on antimicrobial use in meat supply chains, with the aim of protecting an essential component of modern medicine that supports a thriving economy:

RESOLVED, shareholders ask that the board of directors institute a policy that the Company (“Darden”) comply with World Health Organization (“WHO”) Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals (“WHO Guidelines”)1 throughout Darden’s supply chains.

Darden opposes the proposal on false or irrelevant grounds:

1.	Darden says its existing antimicrobial resistance (“AMR”) policies are “reasonable and responsible.” AMR is increasing at an alarming clip, creating expanding economic damage and consequent threat to the value of diversified portfolios, and the Company’s policies and performance do not sufficiently mitigate the risk to its diversified shareholders.

2.	Darden posits a false choice between antibiotics use reduction and animal welfare. Antimicrobials reduction and animal welfare are but two legs of a three-legged stool. The third is cost. We show here that it is in diversified investors’ best interest that Darden incur potentially higher costs to promote an animal husbandry system that does not degrade the essential resources on which we all rely for our survival.

B.	Overuse of Antibiotics in Animal Husbandry Creates AMR, a Grave Threat to Human Life, Economic Prosperity, and Diversified Portfolios

AMR occurs when microbes (i.e., bacteria, parasites, viruses, and fungi) change over time and no longer respond to medicines such as antibiotics, causing standard disease treatments to become ineffective. This, in turn, increases the risk of disease spread, severe illness, and death. The process occurs naturally, but antimicrobial misuse in animals and humans is accelerating it. Without urgent action, we are heading for a post-antibiotic era in which common infections and minor injuries can once again kill. As AMR experts warned, “virtually no aspect of modern medicine is possible without access to antimicrobials that work.”2

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1 World Health Organization, “WHO Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals” (Geneva, 2017), https://www.who.int/publications-detail-redirect/9789241550130.

2 “Removing the Blindfold on Antimicrobial Resistance,” Open Access Government (blog), March 16, 2022, https://www.openaccessgovernment.org/removing-blindfold-antimicrobial-resistance/131783/.

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Routine antibiotics use for both therapeutic and non-therapeutic purposes has enabled livestock operators to mitigate some of the grim effects of over-crowding, poor ventilation, unnatural feed, and animals’ close contact with their own excreta that characterize intensive animal farming operations and contribute to greater disease incidence among animals. A growing body of evidence demonstrates that antimicrobial-resistant bacteria arising from intensive animal farming operations are transferring to human populations.3

This threat to public health is likely to materially reduce the intrinsic value of the global economy, which will in turn affect investment portfolios. While some models of AMR project GDP loss of 3.8 percent in 30 years, these models are likely to underestimate impacts significantly.4 Some assessments set AMR costs around $100 trillion by 2050, and those estimates also rely on incomplete data and limited scope.5 Another possible indicator of AMR’s economic costs is the COVID-19 pandemic, which cost an estimated 10 percent of global GDP in 2021. Experts warn that the next pandemic may well involve a drug-resistant pathogen.6

These losses will have a significant negative effect on the return of diversified portfolios held by Darden’s investors over the long term.7 A healthy economy is a far greater value driver for diversified portfolios than the profits of any one company within those portfolios. Indeed, a number of studies have shown that overall market returns (which depend upon critical systems such as public health) explain 75-94 percent of average portfolio return.8

1.	Investors know AMR is a growing, systemic threat

Leading investors are increasingly recognizing the threat AMR poses. The Investor Action on AMR initiative aims to “leverage investor influence to combat drug-resistant superbugs,” noting the grave economic losses associated with AMR.9 Investor partners include Amundi Asset Management, Northern Trust, Federated Hermes, Aviva, and Sumitomo Mitsui Trust Group. One investor partner, Legal & General Investment Management, has staked out a position on its own website as to why investors should care about AMR, saying:

Not taking action could cost investors dearly, as demonstrated by the current [COVID-19] pandemic. According to the United Nations, the global economy is expected to contract by 4.3% in 2020 due to the impact of COVID-19. AMR is an already-known health risk as well as a material business risk. We believe that the next pandemic could very well be caused by a drug-resistant pathogen. We need to engage on the issue now, not tomorrow.10

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3 FAIRR, “Feeding Resistance: Antimicrobial Stewardship in the Animal Health Industry,” July 2021, https://www.fairr.org/research/animal-pharma/#report.

4 The Shareholder Commons, “Antimicrobial Resistance & the Engagement Gap: Why Investors Must Do More than Move the Needle, and How They Can,” September 2022, https://theshareholdercommons.com/amr-climate-change-case-studies/#amr.

5 The Shareholder Commons, “AMR & the Engagement Gap.”

6 Henry B. Skinner, “We’re Already Ignoring the next Pandemic,” Harvard Public Health Magazine, June 7, 2022, https://harvardpublichealth.org/were-already-ignoring-the-next-pandemic/.

7 Richard Mattison et el., Universal Ownership: Why environmental externalities matter to institutional investors, UNEP Finance Initiative and PRI (2011), available at https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

8 Jon Lukomnik and James P. Hawley, Moving Beyond Modern Portfolio Theory: Investing That Matters (Routledge, 2021).

9 “Investor Action on Antimicrobial Resistance,” accessed August 13, 2024, https://amrinvestoraction.org/about.

10 Maria Larsson Ortino, “Anti-Microbial Resistance: Why Should Investors Care?,” Legal & General Investment Management, January 7, 2021, https://blog.lgim.com/categories/esg-and-long-term-themes/anti-microbial-resistance-why-should-investors-care/. (emphasis added)

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An investor initiative of 71 institutional investors and representatives collectively worth $15.2 trillion is currently pushing 12 fast food companies—including Darden—to tackle AMR in their protein supply chains. The initiative comes after a recent period of stagnation and backtracking from the targeted companies on previous AMR commitments, which coordinating body FAIRR attributes to an “absence of sustained investor pressure.”11 The current initiative asks the companies to (i) demonstrate sufficient rigor and scope of existing policies, (ii) develop antibiotic policies to cover all key proteins, and (iii) provide evidence of implementation through target setting and auditing. Darden falls dramatically short on all three points, as detailed in Section C.

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11 FAIRR, “Restaurant Antibiotics Engagement,” accessed August 13, 2024, https://www.fairr.org/engagements/restaurant-antibiotics.

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Table 1: Ambition Level of Companies’ Antibiotic Policies in Compliance with WHO Guidelines

KEY: LOW | PARTIAL | GOOD | LEAD | NO RELEVANT DISCOLOSUE (NRD) | NOT APPLICABLE (NA)

Company names:	Broilers	Beef	Pork	Dairy	Egg Layers	Seafood
Bloomin' Brands	NRD	NRD	NRD	NRD	NRD	NRD
Brinker International	PARTIAL	NRD	NRD	NRD	NRD	NRD
Darden Restaurants	LOW	NRD	NRD	NRD	NRD	NRD
Domino's Pizza, Inc	PARTIAL	NRD	NRD	NRD	NA	NRD
McDonald's Corporation	GOOD PARTIAL	GOOD	NRD	LOW	NRD	NA
Papa John's International	LOW	NRD	NRD	NRD	NRD	NA
Restaurant Brands International	GOOD	NRD	NRD	NRD	NRD	NRD
Starbucks	PARTIAL	NRD	NRD	NRD	NRD	NA
Texas Roadhouse	NRD	NRD	NRD	NRD	NRD	LEAD
The Cheesecake Factory	LEAD	LEAD	LEAD	LEAD	LEAD	NRD
The Wendy's Company	PARTIAL	PARTIAL	PARTIAL	NRD	NRD	NA
Yum! Brands	GOOD	PARTIAL	NRD	NRD	NRD	NRD

Source: Emma Berntman and Anna Shattles, “From Farms to Forks: Antibiotic Stewardship in the Animal Pharmaceutical and Quick Service Restaurant Sectors” (FAIRR, May 21, 2024), https://go.fairr.org/2024_AntibioticStewardship_in_the_AnimalPharmaceutical_and_RestaurantSector_Progress_Report.

2.	The WHO Guidelines establish a clear set of parameters that mitigate AMR risk from food production

An expert-led WHO process developed four specific guidelines for food producers:

1.	An overall reduction in use of all classes of medically important antimicrobials in food-producing animals.

2.	Complete restriction of use of all classes of medically important antimicrobials in food-producing animals for growth promotion.

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3.	Complete restriction of use of all classes of medically important antimicrobials in food-producing animals for prevention of infectious disease that have not yet been clinically diagnosed.

4.	Antimicrobials classified as critically important for human medicine should not be used for disease control within a group of food-producing animals, and antimicrobials classified as highest priority critically important for human medicine should not be used for treatment of any food-producing animals.[12]

These Guidelines represent a scientific consensus on the measures necessary to protect public health from AMR:

These documents recognize the global nature of antibiotic resistance and the rapid spread of resistant organisms and genetic determinants of resistance across continents. They also recognize that all uses of antibiotics – both in humans and animals – contribute to the development of resistance in bacteria.

These guidelines are consistent with the work by a WHO expert group that has issued reports on the importance of evaluating agricultural uses for the purpose of protecting the efficacy of clinically important antibiotics for preventing and treating infectious disease in humans…13

In contrast to these well-established parameters, Darden’s programs to limit antimicrobial use in its supply chain are, as described below, paltry, covering only a small proportion of its animal products. The Proposal recommends that the Company adopt and adhere to a single, scientifically based standard designed to protect human health rather than Company financial returns. Such reprioritization is necessary to protect the diversified portfolios of Darden’s shareholders.

C.	Darden’s programs to limit antibiotics use are insufficient to mitigate AMR risk and do not account for portfolio impact

Darden’s policies are not sufficient to mitigate the risk its diversified shareholders face to their portfolios from AMR proliferation.

1.	Darden falsely says its “current responsible use of antibiotics policy and ongoing activities in the protein supply industries and in [its] supply chain demonstrate reasonable and responsible management of these risks”

On its website and in its Opposition Statement, Darden vaguely describes its policies on antibiotics use, which cover only a small fraction of its animal product inputs and rely heavily on entirely inadequate regulatory protections.

Regarding “medically important antibiotics,” Darden says “most” of its “vertically integrated broiler chicken suppliers” are “compliant with guidance from the WHO,” without specifying what proportion of its chicken suppliers are non-compliant. Darden only requires compliance with FDA guidelines for its suppliers’ antimicrobial use in other terrestrial animals, and discloses no requirements for its seafood suppliers,14 which account for more than 17 percent of its disclosed animal product inputs.15

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12 World Health Organization, “WHO Guidelines.”

13World Health Organization, “WHO Guidelines.” (citations omitted)

14 Darden Restaurants, “Caring for Farm Animals,” accessed August 13, 2024, https://www.darden.com/our-impact/communities/sustainability/caring-for-farm-animals.

15 Darden Restaurants, “Living Our Food Principles,” accessed August 13, 2024, https://www.darden.com/our-impact/communities/sustainability/food-principles.

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Meanwhile, current FDA guidelines fall dramatically short of what would be necessary to constrain AMR to manageable levels. A recent Vox article notes that America’s meat industry has “a drug problem,” and questions where the FDA is in the midst of such a significant threat.17 The article notes the increasing sales of antibiotics to meat producers (as we describe in the next section), and quotes Louis Sokolow, a policy associate with Frontier Group, a public health and sustainability research organization, as saying the FDA’s paltry efforts to date are “not enough to protect people from antibiotic-resistant bacteria.” A 2022 expert review of the effectiveness of current U.S. policies on antimicrobial use in meat production concluded:

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16 Darden Restaurants, “Living Our Food Principles.” (Using the information under “Top Items in Our Food Basket,” we recalculated percentages after eliminating the “produce” category.)

17 Kenny Torrella, “Big Meat Just Can’t Quit Antibiotics,” Vox, December 15, 2023, https://www.vox.com/future-perfect/2023/1/8/23542789/big-meat-antibiotics-resistance-fda.

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The political will, robust systems for collecting and integrating data on antimicrobial consumption and use, and cross-sectoral collaboration that have been integral to the success of efforts in Denmark and The Netherlands have been notably absent in the USA, especially at the federal level.18

The review specifically criticizes a number of failings in the FDA guidelines, including:

The FDA explicitly defines antimicrobials used for disease prevention as therapeutic, even when that use occurs in flocks or herds without any sick animals or a specified etiologic agent. At least thirteen medically important antimicrobials are FDA-approved for use in feed for disease prevention with no clear time (“duration”) limits — meaning groups of animals are potentially exposed to them on a near-continuous basis. In contrast, the European Parliament voted in 2019 to forbid antimicrobial use for disease prevention, effective January 28, 2022; the World Health Organization also has determined that the use of medically important antimicrobials for disease prevention is unnecessary (except under very exceptional circumstances), and thereby detrimental to public health.19

The Vox article quotes an FDA spokesperson who, when asked about an EU-style ban on preventive use of antibiotics, responded:

The FDA’s initiatives to promote judicious use and reduce AMR [antimicrobial resistance] were devised specifically for the US and the conditions we face with the aim of maximizing effectiveness and cooperation of drug sponsors, veterinarians, and animal producers.20

It’s not hard to recognize a thinly veiled reference to corporate lobbying against much-needed regulation that would likely increase the costs associated with animal husbandry. And yet, such constraints on antimicrobial abuse are essential to the protection of broader economic value, and thus to diversified portfolio value, as we explain in Section D.

While Darden’s compliance with WHO guidelines in some unquantified segment of its chicken supply chain is commendable, that progress does little to reduce antibiotic use in meat production overall, as only 2 percent of medically important antibiotics approved for use in food-producing animals in 2022 were for chickens.21 A combined 84 percent went to cattle and swine, where Darden has no restrictions beyond ineffectual FDA compliance. At a company for which steak is a flagship product, this is a massive omission.

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18 David Wallinga et al., “A Review of the Effectiveness of Current US Policies on Antimicrobial Use in Meat and Poultry Production,” Current Environmental Health Reports 9, no. 2 (2022): 339–54, https://doi.org/10.1007/s40572-022-00351-x.

19 Wallinga et al., “A Review of the Effectiveness of Current US Policies on Antimicrobial Use in Meat and Poultry Production.”

20 Torrella, “Big Meat Just Can’t Quit Antibiotics.” [emphasis added]

21 Summary Report on Antimicrobials Sold or Distributed for Use in Food-Producing Animals, U.S. Food and Drug Administration (December 2023), available at https://www.fda.gov/animal-veterinary/antimicrobial-resistance/2022-summary-report-antimicrobials-sold-or-distributed-use-food-producing-animals.

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Moreover, a November 2022 investigation by the Bureau of Investigative Journalism and the Guardian22 found that Darden supplier Cargill sources meat from U.S. farms that use “highest priority critically important antibiotics” (HPCIAs), which are so essential to human medicine that the WHO Guidelines suggest their use in livestock farming be stopped entirely. HPCIAs are often the last line or one of limited treatments available for serious bacterial infections in humans. The investigation found cattle suppliers to Cargill were using at least five HPCIAs.

Between 2015 and 2020, U.S. companies—including Tyson Foods, another Darden supplier—sold tens of thousands of chicken products contaminated with campylobacter and salmonella, more than half of which were contaminated with antibiotic-resistant strains.23

These reports point to a substantial gap between principles-based public commitments and evidence of the successful implementation of those commitments.

It appears Darden’s decision not to constrain antibiotics use to the levels suggested by the scientific consensus represented by the WHO Guidelines is attributable to a Company approach to AMR that does not account for economy- or portfolio-wide risk mitigation, and instead focuses on preserving margins in its own business.

2.	Darden posits a false choice between antibiotics use reduction and animal welfare

Darden misleads investors when it suggests compliance with WHO Guidelines would come at the expense of animal welfare, failing to mention the fact that such tension only exists because of commercial decisions. Darden is holding as immutable the disease-promoting conditions under which the animals in its supply chain are raised, without acknowledging that if those animals were to be given more space, better hygiene, improved ventilation, etc., there would not be such a trade-off between antibiotic use and welfare. Plenty of meat producers have fully reconciled animal welfare concerns and an even broader elimination of antibiotic use than anything proposed in the WHO Guidelines, revealing the falsity of the dichotomy the opposition statement presents.

Evidence has shown a link between improved animal welfare and reductions in antimicrobial use (“AMU”).24 A recent study noted:

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22 Ben Stockton and Andrew Wasley, “McDonald’s and Walmart Beef Suppliers Criticised for ‘Reckless’ Antibiotics Use,” The Guardian, November 21, 2022, sec. Environment, https://www.theguardian.com/global/2022/nov/21/mcdonalds-and-walmart-beef-suppliers-put-public-health-at-risk-with-reckless-antibiotics-use.

23 Susannah Savage et al., “Superbugs on the Shelves: Diseased Chicken Being Sold across America,” The Bureau of Investigative Journalism in Partnership with Vice News, March 16, 2022, https://www.thebureauinvestigates.com/stories/2022-03-16/superbugs-on-the-shelves-diseased-chicken-being-sold-across-america.

24 Alessia Diana et al., “Effect of Welfare Standards and Biosecurity Practices on Antimicrobial Use in Beef Cattle,” Scientific Reports 10, no. 1 (December 1, 2020): 20939, https://doi.org/10.1038/s41598-020-77838-w.

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Restrictive, barren housing and many widely used management practices that cause pain and stress predispose high-performance pigs reared in intensive systems to disease. In this context, antibiotics are used as part of the infrastructure that sustains health and high levels of production in pig farms… By minimising environmental and management stressors, pigs can become more immunocompetent and prepared to overcome pathogenic challenges. This outcome can contribute to reducing AMU and the risk of AMR while simultaneously improving the quality of life of pigs…25

A 2022 review of the link between animal welfare and AMU said, “Overall, better animal welfare was found to be associated with lower AMU.”26

3.	AMR’s broad economic cost surpasses any risk the issue poses to Darden itself

AMR poses a systemic, global threat to public health and the economy. When the efficacy and availability of life-saving drugs are compromised, the entire economy suffers. And when the economy suffers, investors lose.

Corporate contributors to this problem are legion. They include overuse and misuse of antimicrobials in animal agriculture, which accounted for some 73 percent of global antimicrobial use by volume in 201727 (the most recent year for which data are available), up from 70 percent in 2015.28

The problem is getting worse. After several years of reductions in sales of antibiotics for use in livestock, a U.S. Food & Drug Administration report on 2022 sales showed they had plateaued in 2021 and increased by 4 percent from 2021 to 2022.29 And between 2015 and 2020, U.S. companies sold tens of thousands of meat products contaminated with campylobacter and salmonella, more than half of which were contaminated with antibiotic-resistant strains.30

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25 Rita Albernaz-Gonçalves, Gabriela Olmos Antillón, and Maria José Hötzel, “Linking Animal Welfare and Antibiotic Use in Pig Farming—A Review,” Animals 12, no. 2 (January 2022): 216, https://doi.org/10.3390/ani12020216.

26 Maria Rodrigues da Costa and Alessia Diana, “A Systematic Review on the Link between Animal Welfare and Antimicrobial Use in Captive Animals,” Animals: An Open Access Journal from MDPI 12, no. 8 (April 14, 2022): 1025, https://doi.org/10.3390/ani12081025.

27 Ranya Mulchandani et al., “Global Trends in Antimicrobial Use in Food-Producing Animals: 2020 to 2030,” PLOS Global Public Health 3, no. 2 (February 1, 2023): e0001305, https://doi.org/10.1371/journal.pgph.0001305.

28 Thomas Van Boeckel, et al., “Global trends in antimicrobial use in food animals,” Proceedings of the National

Academy of Sciences (March 19, 2015) 112(18), 5649-5654, available at https://doi.org/10.1073/pnas.1503141112.

29 Summary Report on Antimicrobials Sold or Distributed for Use in Food-Producing Animals, U.S. Food and Drug Administration (December 2023), available at https://www.fda.gov/animal-veterinary/antimicrobial-resistance/2022-summary-report-antimicrobials-sold-or-distributed-use-food-producing-animals.

30 Susannah Savage et al., “Superbugs on the Shelves: Diseased Chicken Being Sold across America,” The Bureau of Investigative Journalism (March 16, 2022), available at https://www.thebureauinvestigates.com/stories/2022-03-16/superbugs-on-the-shelves-diseased-chicken-being-sold-across-america.

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Economic impact estimates for AMR are stark, with a 2017 World Bank study projecting costs by the year 2050 of up to 3.8 percent of global GDP.31 Notably, this is likely a significant underestimate, as it relied on studies at the time that estimated there had been roughly 700,000 annual deaths from AMR since 2014 and predicted those deaths would rise to 10 million by 2050 if no action were taken. A recent study published in 2022 in The Lancet revised AMR-associated deaths significantly upward, determining that 1.27 million deaths in 2019 were caused by bacterial AMR.32 It stands to reason, then, that the economic impact by 2050 will be considerably worse than the World Bank projections cited above.

D.	AMR threatens the returns of Darden’s diversified investors

1.	Investors must diversify to optimize their portfolios

It is commonly understood that investors are best served by diversifying their portfolios.33 Diversification allows investors to reap the increased returns available from risky securities while greatly reducing that risk.34 This core principle is reflected in federal law, which requires fiduciaries of federally regulated retirement plans to “diversify[] the investments of the plan.”35 Similar principles govern other investment fiduciaries.36

2.	The performance of a diversified portfolio largely depends on overall market return

Diversification is thus required by accepted investment theory and imposed by law on investment fiduciaries. Once a portfolio is diversified, the most important factor determining return will not be how the companies in that portfolio perform relative to other companies (“alpha”), but rather how the market performs as a whole (“beta”). In other words, the financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies. As one work describes this, “[a]ccording to widely accepted research, alpha is about one-tenth as important as beta [and] drives some 91 percent of the average portfolio’s return.”37 As shown in the next section, the social and environmental impacts of individual companies such as Darden can significantly affect beta.

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31 World Bank, “Drug-Resistant Infections: A Threat to Our Economic Future,” (March 2017), available at

https://documents1.worldbank.org/curated/en/323311493396993758/pdf/final-report.pdf.

32 Christopher JL Murray et al., “Global burden of bacterial antimicrobial resistance in 2019: a systematic analysis,” The Lancet (January 19, 2022), available at https://www.thelancet.com/journals/lancet/article/PIIS0140-6736(21)02724-0/fulltext#%20. (“We estimated that, in 2019, 1.27 million deaths (95% uncertainty interval [UI] 0.911–1.71) were directly attributable to resistance (ie, based on the counterfactual scenario that drug-resistant infections were instead drug susceptible) in the 88 pathogen–drug combinations evaluated in this study. On the basis of a counterfactual scenario of no infection, we estimated that 4.95 million deaths (3.62–6.57) were associated with bacterial AMR globally in 2019 (including those directly attributable to AMR).”)

33 See generally, Burton Gordon Malkiel, A Random Walk down Wall Street: The Time-Tested Strategy for Successful Investing (New York: W.W. Norton & Company, 2020).

34 Malkiel, A Random Walk down Wall Street.

35 29 USC Section 404(a)(1)(C).

36 See Uniform Prudent Investor Act, § 3 (“[a] trustee shall diversify the investments of the trust unless the trustee reasonably determines that, because of special circumstances, the purposes of the trust are better served without diversifying.”)

37 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money, Yale University Press (2016).

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3.	Costs companies impose on social and environmental systems heavily influence beta

Over long time periods, beta is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.38 Over the long run, diversified portfolios rise and fall with GDP or other indicators of the intrinsic value of the economy. As the legendary investor Warren Buffet puts it, GDP is the “best single measure” for broad market valuations.39

But the social and environmental costs created by companies pursuing profits can burden the economy. As laid out in section B above, the economic cost estimates associated with AMR are staggering. This drag on GDP directly reduces the return on a diversified portfolio over the long term.40

The acts of individual companies affect whether the economy will bear these costs: if they increase their own bottom line by contributing to AMR, the profits earned for and capital returned to their shareholders may be inconsequential in comparison to the added costs the economy bears.

Figure 1 below illustrates how the chain of value destruction runs from Darden’s contribution to AMR to its diversified shareholders’ financial returns, even if those decisions might benefit Darden financially.

Figure 1: Chain of Value Destruction

Darden’s disclosures demonstrate that its antibiotics stewardship strategy simply fails to address the public health and economic costs of AMR. Instead, it appears the Company’s operational focus means that Darden’s decision to allow antibiotic overuse in its supply chains does not account for the broader impact of that decision on the economy and Darden’s diversified shareholders.

This is not surprising: a review of the Compensation Discussion and Analysis included in Darden’s proxy statement reveals that the Company’s executive team is incentivized to increase financial returns without regard to the impact of the Company’s antibiotic overuse on the global health system or financial markets, giving those executives an interest that conflicts with that of a typically diversified investor in Darden.

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38 Richard Mattison, Mark Trevitt, and Liesl van Ast, “Universal Ownership: Why Environmental Externalities Matter to Institutional Investors” (UNEP Finance Initiative and PRI, October 6, 2010), Appendix IV, https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

39 Warren Buffett and Carol Loomis, “Warren Buffett on the Stock Market,” Fortune Magazine (December 10, 2001), available at https://archive.fortune.com/magazines/fortune/fortune_archive/2001/12/10/314691/index.htm.

40 Mattison, Trevitt, and van Ast, “Universal Ownership.”

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Investors should address this missing ingredient in Darden’s business model, because a healthy economy is a far greater value driver of their portfolio value than is the enterprise value of any one company within those portfolios: systematic factors explain 75-94 percent of average portfolio return.41

E.	Why you should vote “FOR” the Proposal

Voting “FOR” the Proposal will signal to Darden that shareholders want the Company not to put public health (and thus their diversified portfolios) at risk in order to improve Darden’s financial performance.

Additionally:

•	Darden’s business contributes to AMR, and thus to declining public health, which creates an economy-wide risk that poses a threat to diversified shareholders.

•	Darden’s disclosures show that it is not taking the actions that are required of corporations seeking to be part of the solution to AMR.

•	Darden’s decision-makers—who are heavily compensated in equity—do not share the same broad market risk as RBI’s diversified shareholders.

F.	Conclusion

Please vote “FOR” Item 7.

By voting “FOR” Item 7, shareholders can urge Darden to account directly for its contribution to AMR and the resulting costs to public health and society, which in turn affect the economic health upon which diversified portfolios depend. Compliance with the WHO Guidelines can aid the Board and management in authentically serving the needs of Darden’s diversified shareholders and in preventing the dangerous implications—to diversified shareholders and others—of a narrow focus on internal financial return.

The Shareholder Commons urges you to vote “FOR” Item 7 on the proxy, the Shareholder Proposal requesting compliance with WHO Guidelines on antimicrobials use at the Darden Restaurants, Inc. Annual Meeting on September 18, 2024.

For questions regarding the Restaurant Brands International Inc. Proposal submitted by Mercy Investment Services, Inc., please contact Sara E. Murphy of The Shareholder Commons at +1.202.578.0261 or via email at sara@theshareholdercommons.com.

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41 Lukomnik and Hawley, Moving Beyond Modern Portfolio Theory.

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THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PROXY CARDS WILL NOT BE ACCEPTED BY FILER NOR BY THE SHAREHOLDER COMMONS.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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